Exhibit 7.02
November 3, 2009
Board of Directors
VCG Holding Corp.
390 Union Boulevard, Suite 540
Lakewood, CO 80228
Gentlemen,
     Troy Lowrie and Lowrie Management, LLLP, on behalf of an entity to be formed (“Purchaser”), are pleased to offer to acquire the outstanding shares of common stock of VCG Holding Corp. (the “Company”) (other than those shares held by Purchaser or Troy Lowrie, Lowrie Management, LLLP and certain other shareholders that will be rolled over to Purchaser (the “Purchaser Group”)) at a cash price of $2.10 per share. The offer represents a 12.90% premium over the closing price of the Company’s common stock on Monday, November 2, 2009.
     Our current intent is to consummate the transaction by way of a reverse triangular merger (the “Merger”) in which the Company will be the surviving entity in the Merger. We anticipate that Purchaser will finance the transaction through a private sale of Class B Membership Units in Purchaser and promissory notes issued by Purchaser.
     Following consummation of the Merger, we expect that the Company will continue to operate its business as currently conducted; the common stock of the Company would be delisted from the Nasdaq Global Market and would be deregistered as authorized by the Exchange Act; the Company would cease to be a “reporting company”; the manager of Purchaser will be a new entity to be formed and wholly owned by Troy Lowrie; and, following the Merger, the sole officer and director the Company will be Troy Lowrie.
     We expect that the board of directors of the Company will form a special committee of independent directors to consider our proposal on behalf of the Company’s public shareholders and to recommend to the board of directors whether to approve the proposal. We encourage the special committee to retain its own legal and financial advisors to assist in its review. We believe that our offer represents significant value for the Company’s shareholders. We would welcome the opportunity to present our proposal, as summarized in the enclosed summary of proposal, to the special committee as soon as possible. Please let us know at your earliest convenience how you wish to proceed.
     We are prepared to leave our proposal open until fifteen (15) calendar days from the date of this letter, but we reserve the right to amend or withdraw this proposal and to

Board of Directors of VCG Holding Corp.
November 3, 2009

terminate further discussions at any time prior to our execution of definitive agreements. In considering our proposal, please note that the undersigned will not agree to any other transaction involving their stake in the Company. This indication of interest is non-binding and no agreement, arrangement or understanding between the parties shall be created until such time as definitive documentation has been negotiated, executed and delivered by the Company and all other appropriate parties and the agreement, arrangement or understanding has been approved by the Company’s board of directors and its special committee.
     Should you have any questions, please do not hesitate to contact the undersigned.

Sincerely, Lowrie Management, LLLP
/s/ Troy Lowrie
Troy Lowrie,
President of Lowrie Investment Management, Inc., the general partner of Lowrie Management, LLLP

/s/ Troy Lowrie
Troy Lowrie, individually